Aurizon Mines Ltd.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on May 16, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. The shares represented by this Proxy will, on any ballot, be voted as the member may have specified by marking an "X" in the spaces provided for that purpose.**If no choice is specified, the shares will be voted as if the member had specified an affirmative vote.**

2. **A member has the right to appoint a person other than the person designated in the Proxy to attend and act for him and on his behalf at the meeting.** If the member does not wish to appoint either of the persons named in this Proxy, he should strike out their names and insert, in the blank space provided, the name of the person he wishes to act as his Proxy holder. Such other person need not be a member of the Company.

3. No matters other than those stated in the attached notice are presently known to be considered at the meeting, but, if such matters should arise, proxies will be voted in accordance with the instructions of the member voting by Proxy. IF THE MEMBER VOTES FOR THE TRANSACTING OF FURTHER BUSINESS, THIS PROXY WILL BE VOTED AT THE DISCRETION OF THE PROXY HOLDER NAMED.

4. This Proxy may not be valid unless it is dated and signed by the member or by his attorney duly authorized by him in writing, or, in the case of a corporation, is executed under its corporate seal or by an officer or officers or attorney for the corporation duly authorized. If this Proxy is executed by an attorney for an individual member or joint members or by an officer or officers or attorney of a corporate shareholder not under its corporate seal, the instrument so empowering the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the Proxy.

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5. The Proxy may not be used at the meeting or any adjournments thereof unless it is deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, the Company's Registrar and Transfer Agent, at least 48 hours before the date of the meeting excluding Saturdays, Sundays and holidays. The chairman of the meeting has the discretion to accept proxies filed less than 48 hours before the date of the meeting.

Proxies submitted must be received by 2:00 pm, Pacific Time, on May 12, 2006.

Appointment of Proxyholder

The undersigned member of Aurizon Mines Ltd. (the "Company") hereby appoints: DAVID P. HALL a Director of the Company or, failing him, IAN S. WALTON a Director of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Aurizoin Mines Ltd. to be held in the Boardroom of Computershare Trust Company, 3rd. Floor, 510 Burrard Street, Vancouver, B.C. on May 16, 2006 at 2:00 PM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Fix Number of Directors

To fix the number of Directors at eight (8).

For ☐ Against ☐

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2. Election of Directors

	For	Withhold
01. SARGENT H. BERNER	☐	☐
02. DAVID P. HALL	☐	☐
03. FRANK A. LANG	☐	☐
04. LOUIS DIONNE	☐	☐

3. Appointment of Auditors

To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year.

For ☐ Withhold ☐

4. Fix Auditors Remuneration

To authorize the directors to fix the remuneration to be paid to the auditors.

For ☐ Against ☐

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5. Transact Other Business

To transact such other business as may properly come before the Meeting.

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY